SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

September 10, 2014

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
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[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

SMITH & NEPHEW PLC

10 September 2014

Smith & Nephew plc (the "Company") announces that it received notification on 09 September 2014 of the following transaction by a person discharging managerial responsibilities ("PDMR"), who exercised options and disposed of Ordinary Shares of US$0.20 each on 09 September 2014 as follows:

Name of PDMR:	Michael Frazzette
Plan:	Global Share Plan 2010 (grant date 07/09/2011)
Number of Ordinary Shares purchased:	19,665
Option price per Ordinary Share:	599p per share
No. of Ordinary Shares sold:	19,665
Average price per Ordinary Share:	1062p
Total shareholding following transaction:	14,848 ADS' (representing 74,240 Ordinary Shares)

Notes:

1. The transaction took place in London, UK.

2. This announcement is made in accordance with the requirements of DTR 3.1.4 (a) R.

3. The percentages of issued share capital acquired, disposed and held following.
notification are all under 0.01% of the total issued share capital of the Company.

4. One ADS is the equivalent of five Ordinary Shares of US$0.20 each.

Vickie Grady
Deputy Company Secretary
Smith & Nephew plc
Tel: 020 7401 7646

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: September 10, 2014

By: /s/ Susan Swabey
-----------------
Susan Swabey
Company Secretary